Exhibit 99.31
FOR IMMEDIATE RELEASE – MAY 15, 2008 – CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol – PEF)
PETROFLOW ENERGY LTD. ANNOUNCES CLOSING OF REVISED GAS MARKETING CONTRACTS
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to provide this update regarding the status of previously announced gas contracts renegotiations.
The Company has now finalized renegotiation of two of its three gas contracts in Oklahoma. The long term impact of the new contracts has been reflected in our previously released oil and gas reserves information as of December 31, 2007. Please refer to the Company’s press release dated March 26, 2008 for further information.
The new contracts are effective January 1, 2008 for an extended term and are subject to annual renewals thereafter. Highlights are as follows:
These contracts account for approximately 65% of the Company’s Oklahoma gas production.
The contracts provide for an estimated increase in the Company’s effective Company wide netbacks over the life of the reserves by 29%.
The value of the Company’s 2007 year end proved plus probable reserves (discounted at 10%) increased by 15% from that which would otherwise have been reported under previous contract terms.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.

For further information, please contact:

Macam Investor Relations		Petroflow Energy Ltd.
Cameron MacDonald, President & CEO	-or-	John Melton, President & CEO
Office (403) 695-1006		(504) 453-2926
Toll Free (866) 264-0743		Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.